December 7, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director

Re:	Rotate Black, Inc. (the “Company”)
File Number:  333-44315___________
Dear Mr. Rupert:

After reviewing comments on the 10-K and 10-Q filings by the Staff of the Division of Corporate Finance of the SEC with our executive team and Board of Directors, our responses as to each numbered paragraphs of your letter are as follows:

1.
You questioned the basis for eligibility to be quoted on the OTC bulletin board.  This Company filed its “super 8-K” in connection with the completion of the reverse merger and that the super 8-K contains all of the information of a Form 10 which should serve as a registration of the class and obligate the Company to file under the Exchange Act.

2.
You have asked that the description of the business summary be expanded (including detail on revenue sources, etc.) and also indicate our ownership of the Life O2 Oxygenated Water process.  We will do this in the amendment to our 10K and repeat the information in our 10-Q each to be amended as quickly as possible.

3.
You have asked that we clarify the “interests” in the gaming facilities and we will do this in the amendment to our 10K and repeat the information in our 10-Q each to be amended as quickly as possible.

4.
You have asked for support for the statement that the Company has developed a “proprietary” process for developing and managing casinos.  Generally speaking, the math calculations that the Company uses to decide whether a given property will be successful are proprietary but we intend to clarify this reference by indication that the methods used to determine suitability involve analysis based on expertise and then clarify the expertise and nature of the analysis so this reference is not misleading.

5.
You have advised us that the auditor’s reference to “going concern” in the MD&A section is not adequately discussed and that we need to include a risk reference.  These will be addressed in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

6.
You have asked us to clarify the current liabilities and note payable indicated on the financial statements and to add a statement regarding the Company’s intent to fund these obligations.  These will be addressed in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible

7.
You have advised us that we need to include the disclosures regarding securities sold set forth in Rule 701.  These will be addressed in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

8.
You have asked us to clarify the basis of the claim that the Company has “experience” regarding casino operations which, needs to be clarified as it is certain members of management who possess this experience.  This will be clarified and also, given that the Company “as a whole” does not have experience, this fact will be clarified in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

9.
You have asked for clarification of the status of shares issued for the acquisition of the casinos to be development.  We will clarify the use and status of the shares as collateral for the balance of the transactions in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

10.
You have asked for clarification of the current status of the Seneca Catskills Mountain Resort and Casino.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

11.
You have asked for clarification of the current status of the India joint venture casino including explanation regarding the status of Indian law as it relates to the decision to move forward.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

12.
You have asked for clarification about the Company’s ability to develop properties of the proposed scope given our current cash position.  We will clarify the Company’s intentions to acquire additional cash to fund these projects in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

13.
You have asked for clarification of the current status of the Dayton purchase agreement, the reasons underlying the action and the status of the shares paid as consideration.  We will clarify the status of the transaction, the shares and the reasoning in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

14.
You have asked for a more detailed discussion regarding current operations and revenues in the period following the reverse merger.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

15.
You have asked for known or expected trends or circumstances that will affect liquidity including sources of funds.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

16.
You have asked for clarification of the commitments for capital expenditures and sources of financing for such commitments.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

17.	You have asked for a statement clarification regarding incorporation of financial statements in the 10K. We will include this in the intended amendment to our 10K to be amended as quickly as possible.
18.
You have asked for a statement clarifying the nature of deficiencies in controls and procedures from the 10K and 10Q and steps being taken and results.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

19.	You have asked for inclusion of the code of ethics with the 10K. We will include this as an exhibit in the intended amendment to our 10K to be amended as quickly as possible.
20.
You have asked for clarification of the compensation and stock awards of the senior officers.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

21.
You have asked for clarification of the arrangements for directors’ compensation and the discrepancy between directors.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

22.
You have asked for basis for compensation to Rotate Black LLC and clarification of the shares issued to Rotate Black LLC and the current status of its holdings, to our knowledge.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

23.
You have asked for clarification of the related party transactions and the referenced stockholder loan reflected on the balance sheet.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

24.	You have asked for a more-detailed explanation of the transactions with Rotate Black LLC. We will elaborate in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.
25.
You have asked for inclusion of the articles and bylaws and material contracts referenced in the reports.  We will include these in the intended amendment to our 10K to be amended as quickly as possible.

26.	You have asked for correction of the certification language required of certifying officers. We will revise this in the intended amendment to our 10K to be amended as quickly as possible.
27.
You have asked for correction of the certification language required of certifying officers under Section 906.  We will revise this in the intended amendment to our 10K to be amended as quickly as possible.

28.	You have asked for correction of the status of the chief financial officer for the 10K. We will correct this in the intended amendment to our 10K to be amended as quickly as possible.
29.
You have asked for clarification of the stock compensation and the parties receiving same.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.

30.
You have asked for inclusion of the agreement by which the note payable was resolved for the balance of the land acquisition.  We will include this in the intended amendment to our 10K to be amended as quickly as possible.

31.
You have asked for clarification of the financing arrangements with CRT Capital and include a copy of the governing agreement.  We will include this in the intended amendment to our 10K to be amended as quickly as possible.

32.
You have asked for clarification of the facts relating to exemptions under which unregistered securities were sold.  We will clarify this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible.  We will also file a Form D reflecting completed sales that are made under Regulation D.

33.
You have asked for correct descriptions of the titles of certifying officers.  We acknowledge this requirement and will both include this in the intended amendment to our 10K and 10-Q, each to be amended as quickly as possible, and in future reports.

We are working diligently to amend the 10K and 10Q accordingly and present this letter to confirm our intentions.  However, given the holidays, we respectfully request an extension to complete all of the above by the end of the year, December 31, 2009.  A great deal has been asked and, in order to prepare amended reports consistent with the issues raised and corrections and clarifications required, we believe this extension of time is necessary.  The Company has submitted this letter to its independent auditor.  This response reflects the position of the Company and its directors.

The Company is aware and acknowledges the following:

•	that it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Respectfully submitted,

John Paulsen

932 Spring Street, Suite 201, Petoskey, MI, 49770